TORNET

April 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04024938

RECEIVED MAY 06 2004

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is selling a property in Helsingborg and is postponing the Annual General Meeting

Tornet is selling an office property Pihlbågen 9 and an industrial property Dolken 4 in Helsingborg. The sales price is SEK 61 million. Tornet is making a capital loss of SEK 2 million.

Tornet's annual general meeting of shareholders has been postponed to 2 pm on 28 June.

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet, +46-8-544 905 02

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is selling a housing property in Gothenburg

Tornet is selling a housing property with 237 apartments in the Majorna neighbourhood in south-west Gothenburg (Majorna 350:1).

The sales price is SEK 200 million, which exceeds the latest market valuation by more than 20 per cent. Tornet is making a capital gain of SEK 112 million.

More information about the properties sold and acquired is available on Tornet's website www.tornet.se under the heading Properties.

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Christel Armstrong Darvik new CEO of Tornet

The company's Board today appointed Christel Armstrong Darvik as the new Managing Director and CEO of Fastighets AB Tornet. Christel Armstrong Darvik will take over from Sverker Lerheden who, as announced earlier, is leaving his post on 31 March 2004.

For the last five years Christel Armstrong Darvik has been Managing Director of Tornet's subsidiary SkansTornet with a well-diversified property portfolio with a book value of approximately SEK 6.4 billion. SkansTornet accounts for about one-third of Tornet's total property portfolio. She joined Tornet in 1998 from her post as Regional Manager at Nordbanken Fastigheter AB.

- Chairman of the Board, Mark H. Newman, comments: "We have completed an extensive recruitment process. Christel was found to be the most suitable candidate We are very pleased that she is willing to take on the challenge of leading Tornet into the future."

For further information, please contact

Mark H. Newman, +44 207 102 1000
Christel Armstrong Darvik, +46 705 42 34 84